Press release

Date
April 30, 2010

Danfoss A/S and Danfoss Acquisition, Inc. Announce
Expiration of Tender Offer

Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. (“Danfoss Acquisition”) today announced that their $14.00 per share cash tender offer for all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss or its subsidiaries expired at midnight, New York City time on Thursday, April 29, 2010, without acceptance of the tendered shares, due to the minimum tender condition not being satisfied. The depositary for the Offer has informed Danfoss and Danfoss Acquisition that 2,320,531 shares had been tendered and not withdrawn as of the expiration date of the tender offer. Danfoss Acquisition has instructed the depositary for the Offer to promptly return all shares tendered.

About Danfoss (www.danfoss.com): Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.